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06013173

May 2, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed two press releases dated April 28, 2006 announcing (i) the re-election of the chairman and vice chairman of the Board of Directors, and (ii) that Arcelor shareholders approved 2005 financial statements and dividends.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

Press Release


SEC MAIL PROCESSING
RECEIVED
MAY 04 2006
190

arcelor

Arcelor shareholders approve 2005 financial statements and dividends

Luxembourg, 28 April 2006 — The General Meeting of Arcelor shareholders held on 28 April 2006, presided by Joseph Kinsch, adopted all resolutions submitted for approval.

In particular, shareholders approved 2005 financial statements and the distribution of a gross dividend of EUR 1.85 per share, payable on 29 May 2006.

The items on the agenda for the meeting were as follows:

- **Report of the Board of Directors and the Auditors Report on the annual accounts and the consolidated accounts for the 2005 financial year**
- **Approval of the annual accounts for the 2005 financial year**
- **Approval of the consolidated accounts for the 2005 financial year**
- **Determination of the amount of fees to be allocated to the Board of Directors**
- **Allocation of results and determination of the dividend**
- **Discharge of the directors**
- **Statutory elections**
- **Renewal of the authorization of the Board of Directors of the Company and of the corporate bodies of other companies in the Group to acquire shares in the company**
- **Appointment of an independent company auditor to examine the annual accounts and the consolidated accounts for the 2006 and 2007 financial years**

Reviewing results for 2005, Joseph Kinsch, Chairman of the Board of Directors, stated that "2005 was a year of consolidation and reinforcement of international positions for Arcelor which testified to the pertinence of our Group's business model, with excellent results in clear progress despite less favourable economic conditions than in the previous year".

Excellent financial results

Financial results presented by the Chairman included a 26% rise in gross operating profit to EUR 5.6 billion and a net profit of EUR 3.8 billion Group share. He stated that this performance was attributable, firstly, to limitation of production to maintain sales prices and, secondly, action to cut costs and reorganize Group operations. The aim of realizing synergies representing €700 million, adopted when Arcelor was founded, was achieved a year ahead of schedule. Net earnings per share amounted to EUR 6.26, showing a rise of 49% from the previous year.

Arcelor — a successful business model

Guy Dollé, President of Arcelor's Management Board, attributed Arcelor's excellent results to "the strength of a business development model that delivers excellent results and is committed to the long term". After reviewing the process of industrial integration conducted by Arcelor in the years from 2002 to 2004 and the transformation based on expansion into emerging markets, cost reduction and partnerships with customers, Guy Dollé went on to outline the value creation plan for the period 2006-2008 which was announced on 27 February 2006.

Press Release



Key targets include normalised EBITDA of EUR 7 billion per year, free cash flow of EUR 4.4 billion per year and EUR 2.2 billion savings from improvements in efficiency and realization of synergies over the period. The Value Plan also calls for systematic redistribution of excess cash to shareholders, which materialised in the decision taken at the Board Meeting of 3 April 2006 to distribute an amount of EUR 5 billion, and a dividend policy based on a payout ratio of 30%, beginning with the dividend for the 2005 financial year.

"The success of our group is rooted in a business model that has proven its worth and which remains the best promise for the future," said Guy Dollé, concluding that "the best project for Arcelor is Arcelor."

Note: Arcelor will announce first-quarter 2006 results on Friday, May 12, before markets open.



SEC MAIL PROCESSING
RECEIVED
MAY 04 2006
WASH. D.C.
190
SECTION

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

For more information on Arcelor's strategy its values, results, performance, innovation, publications and opinion visit the Arcelor webTV news site: http://www.arcelor.com/news/index.php?l=en

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler: [illegible]
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

Espagne
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

France
Sandra Luneau: +33 1 71 92 00 58

Relations Investisseurs
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792
(toll-free from the EU and Switzerland)
+33 71920090

File No. 82-34727

Press release



Re-election of Chairman and Vice-Chairman of the Board of Directors

Luxembourg, 28 April 2006 – The Board of Directors of Arcelor met at the close of the General Meeting of Shareholders held on April 28 in Luxembourg and re-elected Joseph Kinsch and José Ramón Álvarez Rendueles as its chairman and vice-chairman.

At the General Meeting, the terms of the following directors were renewed (length of term in brackets): Ulrich Hartmann (2 years), Joseph Kinsch (2 years), Edmond Pachura (2 years), Fernand Wagner (2 years), Hedwig De Koker (3 years), Jean-Pierre Hansen (3 years), Daniel Melin (3 years), Sergio Silva de Freitas (3 years), John Castegnaro (4 years), Manuel Fernandez Lopez (4 years), Francisco Javier de la Riva Garriga (4 years), José Ramón Álvarez Rendueles (4 years), Corporación JMAC B.V. (5 years), Jean-Yves Durance (5 years), HRH Prince Guillaume of Luxembourg (5 years), Georges Schmit (5 years).

The mandates of Noël Forgeard and Michel Marti, elected to the Board of Directors in 2004, run until 2009.

The resolutions on the renewal of the administrators' mandates were approved by the General Meeting with an average of 80.19% of the votes.

The Board of Directors of Arcelor is composed of 18 directors, three of whom represent the employees.


SEC MAIL PROCESSING
RECEIVED
MAY 04 2006
WASH, D.C.
190
SECTION

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
For more information on Arcelor's strategy, its values, results, performance, innovation, publications and opinion visit the Arcelor webTV news site: http://www.arcelor.com/news/index.php?l=en.

Corporate Communications
[illegible]

Spain
[illegible]
France
[illegible]

Investor Relations
[illegible]